Room 4561

May 19, 2006

William B. Danzell
Chief Executive Officer
Nestor, Inc.
42 Oriental Street, Third Floor
Providence, Rhode Island 02908

    Re: Nestor, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2005
           Filed April 14, 2006
           Form 10-Q for the Quarter Ended March 31, 2006
           Filed May 15, 2006
           File No. 000-12965

Dear Mr. Danzell:

    We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. William B. Danzell
Nestor, Inc.
May 19, 2006
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 70

1.	We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "except as described in the previous paragraph." Given the exceptions noted, it remains unclear whether your executive officers have concluded that your disclosure controls are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of those matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to indicate that your disclosure controls and procedures are effective, except to the extent that they are not effective.

2.	We note your statements that "any system of controls can provide only reasonable, and *not absolute*, assurance that the objectives of the control system are met" and that because of "inherent limitations of control systems, there can be *no assurance* that any design will succeed in achieving its stated goal under all potential future conditions" (emphasis added). Please revise to state clearly, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principal executive and principal financial officers made their conclusions as to the effectiveness of your disclosure controls and procedures at the reasonable assurance level. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Periodic Reports, SEC Release No. 33-8238, available on out website at http://www.sec.gov/rules/final/33-8238.htm.

3.   We note your statement that "[y]our disclosure controls and procedures were effective, in that they (i) *provide reasonable assurance* that information required to be disclosed by [you] in the reports [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) *ensure* that information required to be disclosed in reports that [you] file or submit under the Exchange Act is accumulated and communicated to [y]our management including [y]our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure" (emphasis added). Please tell us whether your CEO and CFO concluded that your disclosure controls and procedures were *effective at the reasonable assurance level to ensure* that information required to be disclosed in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to management, including your CEO and CFO, to allow timely decisions regarding required disclosure. This comment also applies to your disclosure in the Form 10-Q for the quarter ended March 31, 2006.

Form 10-Q for the Quarter Ended March 31, 2006

Item 4. Disclosure Controls and Procedures, page 25

4.   We note your statement that there was no change in your internal control over financial reporting in the quarter ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, *except for* the changes made to remediate the material weakness identified in your Form 10-K. Revise your future filings to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief